Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-166805

Final Term Sheet

AMERICAN TOWER CORPORATION

August 11, 2010

Issuer:	American Tower Corporation (“AMT”)

Security Description:	Senior Notes

Principal Amount:	$700,000,000

Coupon:	5.050%

Maturity:	September 1, 2020

Offering Price:	99.880%

Yield to Maturity:	5.065%

Spread to Benchmark Treasury:	+237.5 basis points

Benchmark Treasury:	3.500%UST due 05/15/2020

Benchmark Treasury Spot and Yield:	106-29; 2.690%

Ratings(1):	Moody’s Baa3 / S&P BB+ / Fitch BBB-

Interest Payment Dates:	Semi-annually on March 1 and September 1 of each year, commencing on March 1, 2011

Make-whole call:	At any time at greater of Par and Make-Whole at discount rate of Treasury plus 37.5 basis points

Trade Date:	August 11, 2010

Settlement Date:	August 16, 2010

CUSIP/ISIN:	029912 BC5 / US029912BC50

Use of Proceeds:	We intend to use the net proceeds (i) to finance our acquisition of Essar Telecom Infrastructure Private Limited (“ETIPL”) and other recent and potential acquisitions (although currently there are no executed agreements in place), including the refinancing of a portion of borrowings under the Revolving Credit Facility and (ii) for general corporate purposes.

Capitalization:	On an “as further adjusted” basis, after giving effect to (i) the receipt of approximately $693.8 million of net proceeds from this offering, after deducting the discounts and commissions payable to the underwriters and other estimated offering expenses payable by us; (ii) the use of $575.0 million of the net proceeds to finance our acquisition of ETIPL and other recent and potential acquisitions, including the refinancing of a portion of borrowings under the Revolving Credit Facility, and, (iii) for general corporate purposes: as of June 30, 2010, AMT would have had cash and cash equivalents of $387.8 million, total amount outstanding under the Revolving Credit Facility of $400.0 million, total American Tower Corporation debt of $2,819.5 million, total long-term debt, including current portion, of $4,774.7 million and total capitalization of $8,204.7 million.

Conflicts of Interest:	As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to pay down borrowings under our Revolving Credit Facility. Because more than 5% of the proceeds of this offering, not including underwriting compensation, will be received by affiliates of certain underwriters in this offering, this offering is being conducted in compliance with the NASD Rule 2720, as administered by the Financial Industry Regulatory Authority. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities Inc. RBS Securities Inc.

Senior Co-Managers:	Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated RBC Capital Markets Corporation TD Securities (USA) LLC

Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

(1)	These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Term Sheet supplements the Preliminary Prospectus Supplement dated August 11, 2010 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the active joint book-running managers can arrange to send you the prospectus if you request it in writing to Citigroup Global Markets Inc., Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 or by calling toll-free at 1-877-858-5407; J.P. Morgan Securities Inc. by calling at 1-212-834-4533; Credit Suisse Securities (USA) LLC by calling toll-free at 1-800-221-1037; or RBS Securities Inc. by calling toll-free at 1-866-884-2071.